SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 16, 2004

Alaska Pacific Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	(I.R.S. Employer Identification No.)

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code) (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit

99.1 News release of Alaska Pacific Bancshares, Inc. dated August 16, 2004

Item 9. Regulation FD Disclosure

On August 16, 2004, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended June 30, 2004. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The information being furnished under this "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition." The information in this report shall not be treated as "filed" for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: August 16, 2004   By: /s/Roger K. White

Roger K. White
Senior Vice President and
  Chief Financial Officer

Exhibit 99.1

News Release
For Immediate Release

ALASKA PACIFIC ANNOUNCES RESULTS
FOR SECOND QUARTER

JUNEAU, Alaska, August 16, 2004 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced net income of $196,000, or $.31 per diluted share, for the second quarter of 2004, compared with $170,000 ($.27 per share) in the previous quarter and $106,000 ($.17 per share) in the second quarter of 2003.

Total loans, deposits, and assets all reached record levels at the end of the second quarter. Loans (excluding loans held for sale) were $141.4 million at June 30, 2004, an increase of $8.0 million (6.0%) from the previous quarter and an increase of $36.8 million (35.2%) from a year ago. Total deposits were $140.0 million, an increase of $1.4 million (1.0%) from last quarter and an increase of $8.1 million (6.1%) from a year ago.

Net interest income for the second quarter of 2004 increased $41,000 (2.3%) compared with the first quarter and $330,000 (21.5%) compared with the second quarter of 2003. These increases were the result of higher average loans and reduced average balances of cash equivalents and investment securities, resulting in an improved net interest margin on average total assets of 4.51% in the second quarter, compared with 4.46% last quarter and 3.92% in the second quarter of last year.

Gains on sale of mortgage loans were $112,000 in the second quarter, an increase of $56,000 from the previous quarter, but unchanged from the second quarter of 2003. Other noninterest income in the second quarter amounted to $287,000, compared with $239,000 in the previous quarter and $278,000 a year ago.

Noninterest expense (excluding net expense and recoveries on repossessed assets) amounted to $1.83 million in the second quarter of 2004, a decrease of $13,000 (0.7%) from the previous quarter and an increase of $132,000 (7.8%) from the second quarter of 2003.

As previously announced, the Company declared a regular quarterly dividend of $.07 per share, payable August 13, 2004, to shareholders of record as of August 2, 2004.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
          Senior Vice President and CFO   or   President and CEO
          907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)
Second Quarter 2004
(dollars in thousands, except per-share amounts)

	Three Months Ended		
	June 30, 2004	March 31, 2004	June 30, 2003
Condensed Income Statement:			
Interest income	$2,259	$2,223	$2,068
Interest expense	(397)	(402)	(536)
Net interest income	1,862	1,821	1,532
Provision for loan losses	(75)	(75)	(30)
Gain on sale of mortgage loans	112	56	113
Other noninterest income	287	239	278
Repossessed property recoveries (expenses), net	(26)	90	(16)
Other noninterest expense	(1,833)	(1,846)	(1,701)
Net income before income tax	327	285	176
Income tax expense	(131)	(114)	(70)
Net income	$ 196	$ 171	$ 106
Earnings per share:			
Basic	$ .33	$ .29	$ .18
Diluted	.31	.27	.17
Performance Ratios:			
Return on average equity	5.06%	4.46%	2.84%
Return on average assets	0.48	0.42	0.27
Yield on average earning assets	5.84	5.80	5.60
Cost of average interest-bearing liabilities	1.26	1.27	1.73
Interest rate spread	4.58	4.52	3.87
Net interest margin on:			
Average earning assets	4.82	4.75	4.15
Average total assets	4.51	4.46	3.92
Efficiency ratio (a)	86.51	85.24	94.86
Average balances:			
Loans	$136,610	$131,591	$102,076
Earning assets	154,607	153,399	147,695
Assets	165,027	163,157	156,256
Interest-bearing deposits	117,165	117,267	130,430
Total deposits	138,084	136,873	123,829
Interest-bearing liabilities	126,016	126,340	123,829
Shareholders' equity	15,496	15,350	14,934
Average shares outstanding:			
Basic	596,594	595,262	583,565
Diluted	630,110	635,262	618,154

	June 30, 2004	March 31, 2004	June 30, 2003
Balance sheet data:			
Total assets	$166,985	$164,248	$159,456
Loans, before allowance	141,398	133,400	104,567
Loans held for sale	442	2,069	685
Investment securities	9,342	10,614	15,359
Total deposits	140,016	137,831	131,927
Federal Home Loan Bank advances	8,776	8,998	9,662
Shareholders' equity	15,550	15,443	14,983
Shares outstanding (b)	626,132	626,132	624,732
Book value per share	$24.83	$24.66	$23.89
Asset quality:			
Allowance for loan losses	$1,284	$1,311	$1,157
Allowance as a percent of loans	0.91%	0.98%	1.11%
Nonaccrual loans	$101	$371	$1,466
Total nonperforming assets	101	681	1,772
Net chargeoffs (recoveries) for quarter	102	(77)	73

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.